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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 1)

                           UNIFAB International, Inc.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   90467L 20 9
                                 (CUSIP Number)

                                Dailey J. Berard
                             110 Mountainside Drive
                           Lafayette, Louisiana 70503
                                  (337)984-6409
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
    ------------------------------------------------------------------------
                              Virginia Boulet, Esq.
                               Adams and Reese LLP
                              4500 One Shell Square
                          New Orleans, Louisiana 70139
                                 (504) 581-3234

    ------------------------------------------------------------------------

                                 August 1, 2003
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


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CUSIP No. 90467L 20 9                               13D
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1.       Names of Reporting Person.
         I.R.S. Identification Nos. of above person (entities only).

         Dailey J. Berard
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2.       Check the Appropriate Box if a Member of a Group            (a) [  ]
                                                                     (b) [X ]
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3.       SEC Use Only

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4.       Source of Funds
         PF
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                           [  ]
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6.       Citizenship or Place of Organization
         United States
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Number of                      7.       Sole Voting Power
Shares                                  41,469*
Beneficially                   -------------------------------------------------
Owned by                       8.       Shared Voting Power
Each                                    1,570*
Reporting                      -------------------------------------------------
Person                         9.       Sole Dispositive Power
With                                    41,469*
                               -------------------------------------------------
                               10.      Shared Dispositive Power
                                        1,570*

         *Adjusted to reflect a reverse stock split of the Company's Common Stock effective August 1, 2003.
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         43,039*

         *includes 1,570 shares owned by Mr. Berard's spouse.
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [_]

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13.      Percent of Class Represented by Amount in Row (11)

         Less than one percent
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14.      Type of Reporting Person
         IN
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ITEM 1.  SECURITY AND ISSUER

There are no material changes to the information previously reported in Item 1 of the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

There are no material changes to the information previously reported in Item 2 of the Schedule 13D other than to report that as of October 1, 2001, Mr. Berard retired and ceased to be a director.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

There are no material changes to the information previously reported in Item 3 of the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

There are no material changes to the information previously reported in Item 4 of the Schedule 13D, except for the change reported in Item 5(e) below.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) As of August 1, 2003, the Company had approximately 8,201,899 outstanding shares of Common Stock. Mr. Berard beneficially owned 43,039 shares of Common Stock, which amount represents less than one percent of the issued and outstanding shares of Common Stock.

(b) As of August 1, 2003, Mr. Berard had the sole power to vote or to direct the vote and dispose of 41,469 shares of Common Stock and shared with his wife power to vote or to direct the vote and dispose of 1,570 shares of Common Stock.

(c)      Not applicable.

(d)      Not applicable.

(e) This amendment is filed to report that on August 1, 2003, the Company issued 7,380,000 additional shares of Common Stock to a single purchaser unaffiliated with the filing person. As a result of this issuance, Mr. Berard ceased to be the beneficial owner of five percent or more of the outstanding shares of the Company's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the 13D is amended to read in its entirety as follows:

         None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

There are no material changes to the information previously reported in Item 7 of the Schedule 13D.


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                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                                Date: March 1, 2005


                                                /s/ DAILEY J. BERARD
                                                --------------------------------
                                                Dailey J. Berard

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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